UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                             ALPENA BANCSHARES, INC.
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                                (Name of Issuer)

                      Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   020584108
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                                 (CUSIP Number)

         Tyndall Capital Partners, L.P.              Allen B. Levithan, Esq.
         153 East 53rd Street                        Lowenstein Sandler PC
         55th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 446-2460                              (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 21, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 020584108
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):
                            Tyndall Capital Partners, L.P.*
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                      Not
         (b)                   Applicable
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3)   SEC Use Only

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4)   Source of Funds (See Instructions):  WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                        Not Applicable
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6)   Citizenship or Place of Organization:    United States
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     Number of                               7) Sole Voting Power:      77,208**
                                             -----------------------------------
     Shares Beneficially                     8) Shared Voting Power:          0
                                             -----------------------------------
     Owned by
     Each Reporting                          9) Sole Dispositive Power: 77,208**
                                             -----------------------------------
     Person With:                            10) Shared Dispositive Power:    0
                                             -----------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      77,208**
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12)  Check  if  the Aggregate  Amount in  Row (11) Excludes Certain Shares  (See
     Instructions):          Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):       4.65%**
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14)  Type of Reporting Person (See Instructions):       IA
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*    The original 13D filing amended by this filing was made on January 22, 2002 under the name Jeffrey S. Halis.

** 55,071 shares (3.32%) of Alpena Bancshares, Inc. common stock, par value $1.00 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall Partners"). 2,193 shares (0.13%) of the Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 19,944 shares (1.2%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. ("Tyndall Capital") possesses investment control over all securities owned by Tyndall Partners, Tyndall Institutional, and Madison. Tyndall Capital's interest in the Common Stock is limited to the extent of its pecuniary interest, if any, in Tyndall Partners, Tyndall Institutional, and Madison respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 2.   Identity and Background.
          -----------------------

          The entity filing this statement is Tyndall Capital Partners, L.P.("Tyndall Capital"), a Delaware limited partnership. Tyndall Capital is the general partner of Tyndall Partners, L.P. ("Tyndall Partners"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which is a Delaware limited partnership. Tyndall Partners, Tyndall Institutional, and Madison invest in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of whatever kind and nature. Each of Tyndall Capital, Tyndall Partners, Tyndall Institutional, and Madison has its business and principal executive office located at 153 East 53rd Street, 55th Floor, New York, New York 10022.

          During the past five years, Tyndall Capital has not been convicted in any criminal proceeding, nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which either was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase shares of common stock of Alpena Bancshares, Inc. (the "Issuer") on behalf of Tyndall Partners come directly from the net assets of Tyndall Partners. All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall Institutional come directly from the net assets of Tyndall Institutional. All funds used to purchase shares of common stock of the Issuer on behalf of Madison come directly from the net assets of Madison.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the shares of common stock referred to in Item 5 was effected for investment purposes on behalf of Tyndall Partners, Tyndall Institutional, and Madison, respectively. Tyndall Capital has no present plans or intentions that relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the September 30, 2004 Quarterly Report of Alpena Bancshares,Inc., filed on November 12, 2004, there were issued and outstanding 1,659,180 shares of common stock of the Issuer as of October 31, 2004. As of December 21, 2004, Tyndall Partners owned 55,071 shares of the Issuer's common stock, or 3.32% of those outstanding; Tyndall Institutional owned 19,944 shares of the Issuer's common stock, or 1.2% of those outstanding; and Madison owned 2,193 shares of the Issuer's common stock, or .13% of those outstanding. Tyndall Capital possesses sole power to vote and direct the disposition of all shares of common stock owned by each of Tyndall Partners, Tyndall Institutional, and Madison. Tyndall's interest in the common stock of the Issuer held by Tyndall Partners, Tyndall Institutional, and Madison is limited to the extent of its pecuniary interest, if any, in Tyndall Partners, Tyndall Institutional and Madison, respectively.

          The following table details the transactions by Tyndall Partners, Tyndall Institutional, and Madison in shares of the Issuer's common stock during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):

                           A. Tyndall Partners, L.P.

                                    (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   11/15/2004                         4,000                     $25.80
   11/15/2004                         4,000                     $25.80
   11/22/2004                         3,000                     $25.20
   11/22/2004                         2,000                     $25.20
   12/03/2004                         8,000                     $25.95
   12/21/2004                           500                     $26.18


                                   (Purchases)

                                      NONE


                     B. Tyndall Institutional Partners, L.P.

                                     (Sales)

                                      NONE

                                   (Purchases)

                                      NONE

                        C. Madison Avenue Partners, L.P.

                                     (Sales)

                                      NONE

                                   (Purchases)

                                      NONE

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            December 30, 2004

                                            TYNDALL CAPITAL PARTNERS, L.P.

                                            By:   Jeffrey Management, LLC,
                                                  General Partner


                                            /s/ Jeffrey S.Hallis
                                            ------------------------------------
                                            Jeffrey S. Hallis, Sole Member


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).